                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               PIERRE FOODS, INC.

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                              (NAME OF THE ISSUER)

                               PIERRE FOODS, INC.
                            JAMES C. RICHARDSON, JR.
                                 DAVID R. CLARK
                               JAMES M. TEMPLETON
                               PF MANAGEMENT, INC.

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                       (NAMES OF PERSONS FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE,
                                     AND THE
  ASSOCIATED RIGHTS TO PURCHASE JUNIOR PARTICIPATING PREFERRED STOCK, SERIES A
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                         (TITLE OF CLASS OF SECURITIES)

                                  720 830 10 8

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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

         MS. PAMELA M. WITTERS                       MR. DAVID R. CLARK
         CHIEF FINANCIAL OFFICER                     PRESIDENT
         PIERRE FOODS, INC.                          PF MANAGEMENT, INC.
         9990 PRINCETON ROAD                         361 SECOND STREET, NW
         CINCINNATI, OH 45246                        HICKORY, NC 28601
         (513) 874-8741                              (828) 304-2307
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(NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES
            AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:
         PATRICK DAUGHERTY, ESQ.                     GARZA BALDWIN, III, ESQ.
         FOLEY & LARDNER                             WOMBLE CARLYLE SANDRIDGE
         150 WEST JEFFERSON AVENUE                     & RICE, PLLC
         SUITE 1000                                  3300 ONE FIRST UNION CENTER
         DETROIT, MI 48226-4416                      CHARLOTTE, NC 28202-6025
         (313) 442-6495                              (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION(1)                         AMOUNT OF FILING FEE(2)
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$2,603,035                                       $521
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(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 3, 2001

This Amendment No. 1 to Rule 13e-3 Transaction Statement (this "Statement") is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation ("Pierre Foods"), with the Securities and Exchange Commission (the "SEC"), on July 6, 2001, of a revised preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). Pierre Foods has filed the Proxy Statement in connection with a special meeting of shareholders of Pierre Foods at which the shareholders will be asked to adopt and approve an Agreement and Plan of Share Exchange dated as of April 26, 2001 among PF Management, Inc., a North Carolina corporation ("PF Management"), James C. Richardson, Jr., David R. Clark and Pierre Foods (the "Exchange Agreement").

Upon consummation of the transactions contemplated by the Exchange Agreement, Pierre Foods will become a wholly-owned subsidiary of PF Management and the shareholders of Pierre Foods (other than PF Management) will be entitled to receive $1.21 per share in cash for their Pierre

Foods common stock and the associated preferred stock purchase rights. At the date of this Statement, PF Management owns 3,630,212 shares, or approximately 62.8%, of the outstanding shares of Pierre Foods common stock. The outstanding shares of common stock of PF Management are owned by the following persons in the indicated proportions: James C. Richardson, Jr., 52.9%; David R. Clark, 35.2% and James M. Templeton, 11.9%.

The Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is an exhibit to this Statement. Pursuant to General Instructions F and G to Schedule 13E-3, the Proxy Statement is hereby expressly incorporated into this Statement in its entirety by this one reference thereto. The Proxy Statement contains all of the information required in response to all of the items of Schedule 13E-3, except that it does not include all of the exhibits listed below. The Proxy Statement will be amended, if appropriate, and completed before it is first sent or given to Pierre Foods' shareholders. This Statement will be amended to reflect any amendment and the completion of the Proxy Statement.

                               ITEM 16. EXHIBITS.

(a)(1)   Preliminary copy of Letter to Shareholders of Pierre Foods.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders of Pierre Foods.

(a)(3) Preliminary Proxy Statement of Pierre Foods for the Special Meeting of Shareholders.

(a)(4)   Form of Proxy.

(a)(5) Press Release of Pierre Foods dated April 27, 2001 (incorporated by reference to the Schedule 14A filed by Pierre Foods pursuant to Rule 14a-12 on April 27,2001.)

(b) Form of promissory note for borrowings by PF Management of funds for the exchange consideration.

(c)(1) Opinion of Grant Thornton LLP dated April 26, 2001 (included as Appendix B to the preliminary proxy statement filed herewith as Exhibit
         (a)(3)).*

(c)(2) Financial analysis materials prepared by Grant Thornton LLP in connection with its presentation on April 26, 2001 to the special committee of the board of directors of Pierre Foods.*

(c)(3) Financial analysis materials prepared by Harrison Hurley and Company dated March 10, 2001.*

(c)(4) Bullet points of Grant Thornton LLP faxed to special committee on March 26, 2001.

(c)(5) Initial financial model of Grant Thornton LLP presented to Pierre Foods' special committee and board of directors on March 26, 2001.

(c)(6) Power Point presentation by Grant Thornton LLP to Pierre Foods' special committee and board of directors on April 26, 2001.

(c)(7) Lists of comparable companies and of comparable transactions furnished by Grant Thornton LLP to counsel to the special committee and to Pamela
         M. Witters, chief financial officer of Pierre Foods, Inc., on March 20, 2001 and to the special committee for its meeting on March 21, 2001.

(d)(1) Agreement and Plan of Share Exchange dated as of April 26, 2001 among PF Management, James C. Richardson, Jr., David R. Clark and Pierre Foods (included as Appendix A to the preliminary proxy statement filed herewith as Exhibit (a)(3)).

(d)(2) Agreement dated as of April 17, 2001 among PF Management, James C. Richardson, Jr., David R. Clark and James M. Templeton (pursuant to which Templeton agrees not to exercise voting or dispositive power over the Pierre Foods shares owned by PF Management) (filed as Exhibit 1.1 to Amendment No. 22 to Schedule 13D dated April 17, 2001, and incorporated herein by reference).

(f) Detailed statement describing shareholders' appraisal rights and the procedures for exercising those rights (included as Appendix D to the preliminary proxy statement filed herewith as Exhibit (a)(3)).

(g)      Not applicable.

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* Filed on May 3, 2001.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 2001

                                             PIERRE FOODS, INC.


                                             By: /s/ Pamela M. Witters
                                                 ------------------------------
                                                 Pamela M. Witters
                                                 Chief Financial Officer


                                                 /s/ James C. Richardson, Jr.
                                             ----------------------------------
                                             James C. Richardson, Jr.


                                                 /s/ David R. Clark
                                             ----------------------------------
                                             David R. Clark


                                                 /s/ James M. Templeton
                                             ----------------------------------
                                             James M. Templeton


                                             PF MANAGEMENT, INC.


                                             By: /s/ David R. Clark
                                                 ------------------------------
                                                 David R. Clark
                                                 President